

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 15, 2016

<u>Via E-mail</u>
Mr. Paul Thompson
Chief Executive Officer
1805 N. Carson Street, Suite 150
Carson City, NV 89701

      Re: Mexus Gold US
             Form 10-K for the Fiscal Year Ended March 31, 2016
             Filed July 27, 2016
             File No. 000-52413

Dear Mr. Thompson:

      We issued comments to you on the above captioned filing on August 29, 2016. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by September 30, 2016.

      If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

      Please contact John Coleman at (202) 551-3610 or me at (202) 551-3790 with any questions.

                   Sincerely,

                   /s/ John Reynolds

                   John Reynolds
                   Assistant Director
                   Offices of Beverages, Apparel and Mining